Exhibit 99.4

EMPLOYMENT AGREEMENT

     THIS AGREEMENT (“Agreement”) is dated as of July 8, 2001, and is by and between Thomas J. Matthews (“Executive”), International Game Technology, a Nevada corporation (herein “North” or the “Company”) and Anchor Gaming (“South”), a Nevada corporation.

WHEREAS, Executive is currently employed by South; and

     WHEREAS, the Company (which for purposes of this Agreement shall include all of North’s affiliates and subsidiaries) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with South, pursuant to which South will, upon consummation of the transactions contemplated in the Merger Agreement, become a direct wholly-owned subsidiary of the Company (the “Merger”). The Company acknowledges that, following the Merger, continued access to the experience, knowledge and expertise possessed by Executive will be critical to South’s success; and

     WHEREAS, the Company considers it important and in its best interest to foster the employment of key management personnel and desires to retain the services of Executive on the terms and subject to the conditions in this Agreement; and

     WHEREAS, the Executive desires to continue employment by South after the Merger and to render services to the Company on the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises and the respective undertakings of the parties set forth below, parties hereby agree as follows:

     1.     Employment. The Company hereby employs Executive in the position of President and Chief Executive Officer of South and Chief Operating Officer of the Company, and Executive accepts such employment and agrees to perform services for the Company for the period and upon the other terms and conditions set forth in this Agreement.

     2.     Duties of Executive.

          2.1 Executive shall report to the Chief Executive Officer of the Company. Executive will have all necessary powers to discharge his duties and responsibilities, which will include responsibilities for matters as Chief Operating Officer of the Company and general oversight of the affairs of South and/or its subsidiaries and affiliates; consultation as needed with officers, managers, employees and other personnel of South and the Company; and such other duties as the Chief Executive Officer and/or Board of Directors of the Company may reasonably assign, consistent with duties typically assigned to employees who hold positions similar to that of Executive.

          2.2 During the Term of this Agreement and except as provided below, Executive will perform to the best of his abilities all duties assigned to him hereunder, will devote substantially all of his primary business time, attention and effort to the affairs of South and the Company, and will use his reasonable best efforts to promote the interests of South and the Company. Notwithstanding the foregoing or anything else in this Agreement, Executive may engage in reasonable charitable, civic or community activities.

          2.3 Executive warrants that he has obtained and possesses, or will obtain and possess, and will maintain through the Term of this Agreement, all licenses, approvals, permits and authorizations (the “Licenses”) necessary to perform Executive’s duties hereunder, including without limitation, any licenses required by any state, county, Native American Tribe or other agency having jurisdiction to regulate gaming, lotteries, liquor or the activities undertaken by the Company or South. Any costs, attorneys’ fees, investigation fees or other expenses incurred in connection with obtaining such Licenses will be borne by the Company. Executive warrants that he is fully eligible, under all standards and requirements, to obtain or possess such licenses and that Executive will commit no acts during the Term or any extension thereof that would jeopardize or eliminate his ability to possess or maintain such licenses.

          2.4 Executive agrees to submit to drug testing in accordance with the Company’s policy and to execute the Company’s standard consent form.

     3.     Term. The Executive’s employment pursuant to this Agreement shall commence upon the Effective Time of the Merger as defined in Section 1.3 of the Merger Agreement (the “Effective Date”), and continue therefrom through and until October 16, 2004 (the “Term”). Upon the effectiveness of this Agreement pursuant to this Section 3, this Agreement will supersede all previous employment agreements by and between South and Executive, including without limitation that certain Employment Agreement between South and Executive dated as of October 17, 2000 (the “Prior Agreement”). Notwithstanding the foregoing, if the Merger Agreement is terminated pursuant to the terms thereof, this Agreement shall, from the date of termination of the Merger Agreement forward, be of no further force or effect, and the Prior Agreement shall remain in force pursuant to the terms and conditions of such Prior Agreement.

     4.     Compensation.

          4.1 Base Salary. As compensation in full for the services to be rendered by Executive under this Agreement during the Term, the Company shall pay to Executive a base salary of Four Hundred Fifty Thousand Dollars ($450,000.00) per year (“Base Salary”), which Base Salary shall be paid in accordance with the Company’s normal payroll policies and procedures.

          4.2 Bonus. Executive will be eligible to participate in the Company’s management bonus program, and the bonus calculation shall not exceed 200 percent (200%) of the Executive’s Base Salary in effect as of the end of the Company’s fiscal year upon which the bonus is based. The bonus will be payable based upon the increase in operating profits before incentives over the previous fiscal year, attainment of the Company’s fiscal year ERP program goals, and various management objectives set by the Chief Executive Officer of the Company in consultation with Executive. For each year that a bonus is granted, the amount greater than 165 percent of Base Salary will be accrued, and payment deferred (the “Deferred Bonus”) for two years. For example, the Deferred Bonus for year one would be paid in year three, the Deferred Bonus for year two, if any would be paid in year four and so on, so long as Executive remains with the Company. If the Company decides not to continue Executive’s employment at the end of the Term or pursuant to Paragraph 8.5 below, all Deferred Bonus amounts would be due and payable at that time.

          4.3 Participation in Benefit Plan. Executive shall be entitled to participate in all employee benefit plans or programs of the Company to the extent that his position, title, tenure, salary, age, health and other qualifications make him eligible to participate in accordance with the terms of the applicable plans or programs. The Company does not guarantee the adoption or continuance of any particular employee benefit plan or program during the Term, and the Executive’s participation in any such plan or program shall be subject to the provisions, rules and regulations applicable thereto.

          4.4 Stock Options. Concurrent with the Effective Date of this Agreement, the Company shall grant to Executive an option to purchase 500,000 shares of common stock of the Company at an exercise price equal to the closing trading price of the Company’s common stock on the Effective Date, such grant to be governed by the provisions of the Company’s 1993 Stock Option Plan, as amended (the “Stock Option”). One-fifth (1/5) of the Stock Option will vest on each of the first five (5) anniversaries of the Effective Date.

          4.5 Withholding Taxes. The Company may withhold from any benefits payable under this Agreement, all federal, state, city or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.

     5.     Confidential Information. Except as permitted or directed by the Company’s Board of Directors or required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, during the Term or at any time thereafter, Executive shall not divulge, furnish or make accessible to anyone or use in any way other than in the ordinary course of the business of the Company (which shall, for purposes of this paragraph, include the Company’s subsidiaries and affiliates, before and after the Merger) any confidential or secret knowledge or information of the Company, which Executive has acquired or become acquainted with or will acquire or become acquainted with prior to the termination of the period of his employment by the Company (including employment by the Company or any affiliated or predecessor companies prior to the date of this Agreement), whether developed by himself or by others, concerning any trade secrets, confidential or secret designs, processes, formulae, plans, devices or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company, any customer or supplier lists of the Company, any confidential or secret development or research work of the Company, or any other confidential information or secret aspects of the business of the Company. Executive acknowledges that the above-described knowledge or information constitutes a unique and valuable asset of the Company and represents a substantial investment of time and expense by the Company, and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company. Both during and after the Term, Executive shall refrain from any acts or omissions that would reduce the value of such knowledge or information to the Company. The foregoing obligations of confidentiality, however, shall not apply to any knowledge or information which is now published or which subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Agreement by Executive.

     6.     Ventures. If, during the Term, Executive is engaged or associated with the planning or implementing of any project, program or venture involving the Company and/or its subsidiaries and affiliates, and a third party or parties, all rights with respect to such project, program or venture shall belong to the Company, its subsidiaries and/or affiliates, as applicable. Except as approved by the Board of Directors of the Company, Executive shall not be entitled to any interest in such project, program or venture or to any commission, finder’s fee or other compensation in connection therewith other than the compensation to be paid by Executive as provided in this Agreement.

     7.     Noncompetition Covenant

          7.1. Agreement Not to Compete. Executive agrees that during the Term of this Agreement and for one (1) year after termination of Executive for any reason, Executive shall not, without the written consent of the Board of Directors of the Company, directly or indirectly, engage in competition with the Company in any manner or capacity (e.g., as an advisor, principal, agent, partner, officer, director, stockholder, employee, member of any association or otherwise), in any phase of the business which the Company, its subsidiaries and/or affiliates is conducting during the Term, including the design, development, manufacture, distribution, marketing, leasing, financing or selling of accessories, devices, or systems related to the products or services being sold by the Company, its subsidiaries and/or affiliates.

          7.2 Geographic Extent of Covenant. The obligations of Executive under Section 7.1 shall apply to any geographic area in which the Company has engaged in business during the Term.

          7.3 Non-Solicitation. Executive agrees that during the Term and for a period of twelve (12) months thereafter, he will not, without the prior written approval of the Board of Directors of the Company, hire, solicit or endeavor to entice away from the Company, its subsidiaries and affiliates, or, following termination of Executive’s employment, otherwise interfere with the relationship of the Company, its subsidiaries and affiliates with any management employee of the Company, its subsidiaries and affiliates, or any person or entity who was, within the then most recent prior twelve-month period, a customer, supplier or contractor of the Company, its subsidiaries and affiliates.

     8.     Termination. This Agreement shall terminate in accordance with the following provisions:

          8.1 Expiration of the Term. Unless earlier terminated in accordance with the provisions hereof, this Agreement shall terminate upon expiration of the Term as provided in paragraph 3 above. After the expiration of the Term, the Board of Directors of the Company may continue the employment of Executive and Executive may accept the employment on an at-will basis.

          8.2 Death. If the Executive dies during the Term, this Agreement shall terminate, with the Termination Date being the date of the Executive’s death.

          8.3 Disability. If the Executive has been absent from service to the Company as required in this Agreement for a period of ninety (90) days or more during any one hundred eighty (180) day period during the Term as a result of any physical or mental disability, the Company has the right to terminate this Agreement, the Termination Date being ten (10) days after notice thereof is given to Executive.

          8.4 Termination by Company for Cause. The Company has the right to terminate this Agreement for Cause as defined herein, such termination to be effective immediately upon notice thereof from the Company to Executive. For purposes of this Agreement, “Cause” shall mean:

               8.4.1. The willful and material failure of Executive to perform his duties hereunder (other than any such failure due to Executive’s physical or mental illness) or the willful and material breach by Executive of his obligations hereunder;

               8.4.2 Executive engaging in willful and serious misconduct that has cause or is reasonably expected to result in material injury to the Company;

               8.4.3 Executive is convicted of, or enters a plea of guilty or nolo contendre, to a crime that constitutes a felony; or

               8.4.4 The failure or inability of Executive to obtain or retain any license required to be obtained or retained by him in any jurisdiction in which the Company does or proposes to do business.

          8.5 Termination by the Company Without Cause. If at any time the Board of Directors of the Company decides to terminate this Agreement during the Term, it may do so under the following terms and conditions:

               8.5.1 The Company shall pay Executive an amount equal to one (1) year of Executive’s Base Salary and any applicable Deferred Bonus in existence at the time of termination. Such payment will be based upon the Base Salary in existence as of the date of termination.

               8.5.2 The Company will pay the premiums for Executive’s health benefits under the Consolidated Omnibus Budget Reconciliation Act (COBRA) to the extent that he is eligible for COBRA benefits, for the shorter of a period of one (1) year following termination without cause, or until Executive secures new employment.

               8.5.3 In the event of the death of the Executive during the Term of the Agreement, the one year of Base Salary and Deferred Bonus shall be paid to the estate of Executive or as he shall otherwise direct in writing.

               8.5.4 Executive’s Stock Options described in paragraph 4.4 above shall have their vesting accelerated in full so as to become one hundred percent vested as of the date of termination.

          8.6 Termination Due to Change of Control. If at any time during the Term, a third party acquires a controlling interest in the Company, Executive may at his discretion elect to sever his relationship with the Company. In this instance, the provisions of paragraph 8.5 above shall apply. A “Controlling Interest” or “Change of Control” shall be defined as a transfer of ownership of forty percent (40%) or more of the outstanding shares of the Company. In the event of a Change of Control of the Company occurring while Executive is employed by the Company, Executive’s stock options granted pursuant to paragraph 4.4 above shall have their vesting accelerated in full so as to become one hundred percent (100%) vested as of the date of the Change of Control.

     9.     Miscellaneous

     9.1 Entire Agreement. This Agreement, and the agreements in the forms of exhibits attached hereto, constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede and preempt any prior written or prior or contemporaneous oral understandings, agreements or representations by or between the parties, written or oral, which may have related in any manner to the subject matter hereof, including the Prior Agreement, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein. Executive hereby acknowledges and confirms that the Prior Agreement shall terminate as of the Effective Date, without any requirement or obligation that the Company or South make any payments to Executive in connection with such termination or as a result of the Merger, and Executive hereby releases the Company and South of all of their obligations of any kind thereunder.

          9.2 Governing Law. This Agreement and all rights and obligations hereunder, including without limitation matters of construction, validity and performance, is made under and shall be governed by and construed in accordance with the internal laws of the State of Nevada, without regard to principles of conflict of laws.

          9.3 Amendments. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by all of the parties hereto.

          9.4 No Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel to enforce any provisions of this Agreement, except by a statement in writing signed by the party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

          9.5 Severability. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which may validly and enforceably be covered. Executive acknowledges the uncertainty of the law in this respect and expressly stipulates that this Agreement be given the construction which renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.

          9.6 Assignment. This Agreement may be assigned by the Company in connection with a Change of Control or sale of all or substantially all of the Company’s assets. This Agreement shall not be assignable, in whole or in part, by Executive without the prior written consent of the Company.

          9.7 Injunctive Relief. Executive agrees that it would be difficult to compensate the Company fully for damages for any violation of the provisions of this Agreement, especially the provisions of paragraphs 5 and 7 above. Accordingly, Executive specifically agrees that the Company shall be entitled to temporary and permanent injunctive relief to enforce the provisions of this Agreement and that such relief may be granted without the necessity of proving actual damages. This provision with respect to injunctive relief shall not, however, diminish the right of the Company to claim and recover damages in addition to injunctive relief.

          9.8 Arbitration. Any controversy or claim arising out of or relating to this Agreement or breach thereof, except for claims for injunctive relief set out in paragraph 9.7 above, shall be settled by arbitration in accordance with the rules of the American Arbitration Association relating to employment, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In reaching his or her decision, the arbitrator shall have no authority to change or modify any provision of this Agreement.

     IN WITNESS WHEREOF, the Company, South and Executive have executed this Agreement as of the date set forth in the first paragraph.

COMPANY:

INTERNATIONAL GAME TECHNOLOGY, a Nevada corporation

By:	/s/ G. Thomas Baker

Name: Its:	G. Thomas Baker President

SOUTH:

ANCHOR GAMING, a Nevada corporation

By:	/s/ Joseph Murphy

Name: Its:	Joseph Murphy Chief Operating Officer – Gaming Operations

EXECUTIVE:

/s/ Thomas J. Matthews

THOMAS J. MATTHEWS